Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

Overview

Sunrise Telecom (Company) is committed to its customers, partners, employees and stockholders. Accordingly, we believe that operating with integrity is critical to maintaining trust and credibility. We, therefore, strive to promote ethics, integrity and high professional standards in our day-to-day, global business operations. We also expect those with whom we do business to operate with integrity and to adhere to their own objective ethics codes.

An understanding of ethical and legal parameters enhances our ability to operate with integrity. This Code of Business Conduct and Ethics (Code) outlines the broad principles of legal and ethical business conduct embraced by Sunrise Telecom. It is not a complete list of legal or ethical questions an employee might face in the course of normal day-to-day business, and, therefore, must be applied using common sense. Rather, it is a set of fundamental principles assembled to guide employees, to deter wrongdoing and to promote the best interests of the Company. Specifically, this Code seeks to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	compliance with applicable governmental laws, rules and regulations;

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appropriate internal controls for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (SEC) and other governmental authorities, or otherwise discloses through public communications;

•	the prompt internal reporting of Code violations; and

•	personal responsibility and accountability for adherence to the Code.

The collection of policies and guidelines established in this Code applies to all Company employees, officers and directors worldwide, including direct and indirect subsidiaries.

Employees who have questions regarding business conduct or possible violations of this Code should contact their manager, Human Resources representative or the Legal Department. Sunrise Telecom will not tolerate retaliation for the good faith reporting of questionable practices or violations of this Code.

Revision Date: August 2008

The Ethics Review Board

To address potential ethical issues, the Company has established an Ethics Review Board, which consists of the Company’s Chief Executive Officer, Chief Financial Officer and Chief Legal and Compliance Officer.

Conflicts of Interest

Employees are expected to act in the best interests of the Company. Conflicts of interest can compromise an individual’s judgment and ethics. A conflict of interest is any activity or undertaking that has the potential to force an individual to put his, or her, own self interest ahead of the best interests of the Company, or any such activity or undertaking giving the appearance of impropriety.

Employees should seek to avoid any relationship that would cause or has the potential to cause a conflict of interest with their duties and responsibilities to Sunrise Telecom. Employees, officers and directors are expected to disclose in advance any situations that may involve conflicts of interest affecting themselves, other employees or those with whom we do business.

Members of our Board have a special responsibility because they are prominent individuals with other substantial responsibilities. To avoid conflicts of interest, directors are expected to disclose any personal interest they may have in a transaction under Board consideration and to recuse themselves from participation in any decision in which there is an actual or potential conflict between their personal interests and the interests of the Company.

Because it is not possible to list all conflicts of interest, ultimately it is the responsibility of each individual to seek to avoid or ethically address any situation that could be a conflict of interest. Employees are urged to discuss any potential conflicts of interest with their manager, Human Resources representative or the Legal Department. Set forth below are examples of potential conflicts of interest:

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Interest in Other Businesses. Employees should avoid any direct or indirect financial relationship with another business that could cause divided loyalty between that business and Sunrise Telecom. Employees should avoid conducting Company business with members of their families or others with whom they have a significant personal relationship.

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Outside Directorships and Membership in Technical Advisory Boards. Sunrise Telecom encourages its employees to be active in the community, in industry and in civic associations. Occasionally, an employee may be asked to serve on another company’s board or on technical advisory boards. Employees who serve on outside boards of for-profit organizations are required, prior to acceptance of the directorship, to obtain written approval from the Ethics Review Board. Employees may not accept a position as an outside director or as a technical advisory board member of any current or likely competitor of the Company.

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In general, employees may keep compensation earned from outside directorships and technical advisory boards unless the terms of the Ethics Review Board’s approval state otherwise. Employees are generally prohibited from receiving any form of compensation (including stock options, IPO stock or cash) for service on a board if the service is at the request of the Company or in connection with the Company’s investment in, or a significant relationship exists with, another company and the directorship is as a consequence or in connection with that relationship.

The Ethics Review Board may at any time rescind prior approvals to avoid an actual or apparent conflict of interest for any reason deemed to be in the best interest of the Company.

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Improper Payments and Gifts. Employees should not make payments or promises to influence another business party’s acts or decisions, and employees must not give gifts to such parties beyond those extended under normal business practices. Employees must observe all government restrictions on gifts and entertainment. Employees may not receive payments (other than on behalf of the Company) of any kind from Company customers or partners.

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Inventions, Books and Publications. Employees must receive written approval from the Ethics Review Board before developing, outside of the Company, any products, software, or intellectual property that is or may be related to the Company’s current or potential business.

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Supervisory Relationships with Family Members. Supervisory relationships with family members may present special workplace problems, including conflicts of interest or the appearance of conflicts, in various personnel decisions. In general, employees should avoid a direct reporting relationship with any member of their family or others with whom they have a significant relationship. If such a relationship exists or occurs, the employee must report it in writing to their Human Resources representative for evaluation.

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Investments in Private Companies. In general, employees may not invest in privately held companies that are Company customers, competitors, partners, or vendors without the prior approval of the Ethics Review Board. Where the employee either directly or through people in his or her chain of command has responsibility to affect or implement the Company’s relationship with the other related company, approval of the Ethics Review Board is likely to be denied. Such situations may put the Sunrise Telecom employee in a conflict of interest between furthering their personal interests and furthering the interests of Sunrise Telecom.

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Investments in Public Companies. In general, passive investments of not more than one percent of total outstanding shares of companies listed on a national or international securities exchange, or quoted daily by NASDAQ or

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any other exchange, do not pose conflicts of interest; provided, however, the investment is not so large financially either in absolute dollars or percentage of the individual’s total investment portfolio that it creates the appearance of a conflict of interest or impropriety. In this instance, such an investment may not be made without the prior written approval of the Ethics Review Board. Any such investment must not involve the use of confidential “inside” or proprietary information, such as confidential information that might have been learned on account of the Company’s relationship with the other company.

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Honoraria: Speaking at events, when it is determined to be in the Company’s best interests, is considered part of an employee’s normal job responsibilities. Because employees will be compensated by the Company for most or all of their time spent preparing for, attending, and delivering presentations approved by management, employees should not request or negotiate a separate fee or receive any form of compensation from the sponsoring organization, unless the employee first receives written authorization from the Ethics Review Board.

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Industry Associations. Memberships on boards of industry associations generally do not present financial conflicts of interest. However, employees should be sensitive to possible conflicts with Sunrise Telecom’s business interests, if, for instance, the association takes a position adverse to the Company’s interests or those of key customers.

Because the above list is meant to be illustrative only, and because conflicts of interest may not always be apparent, the Company encourages employees to discuss any potential conflict of interest with their managers, Human Resources representative or the Legal Department.

Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally, opportunities that are discovered through the use of corporate property, information or position. No employee, officer or director may use corporate property, information, or position for improper personal gain, and no employee, officer or director may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance the Company’s legitimate business interests when the opportunity to do so arises.

Laws, Regulations and Government-Related Activities

As a U.S. company with international operations, Sunrise Telecom is subject to the laws and regulations of not only the U.S., but also other countries. Willful violation of governing laws and regulations is unethical and subjects the Company to significant risk in the form of fines, penalties and damaged reputation. It is expected that each employee will comply with all applicable laws, regulations and corporate policies. Where this Code conflicts with local law, employees are expected to comply with local law. Where local customs or policies conflict with this Code, employees are expected to comply with this Code.

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Insider Trading Laws

If an employee has material, non-public information relating to Sunrise Telecom, neither the employee, nor any person related to the employee, may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to trading in the securities of any other company, including our customers or suppliers, if the employee has material, non-public information about that company that the employee obtained in the course of his or her employment with Sunrise Telecom. Violations of insider trading laws may be punishable by fines and/or imprisonment. For more information regarding Insider Trading, please see the Company’s Insider Trading Policy.

Foreign Corrupt Practices Act

All employees of the Company must comply with the Foreign Corrupt Practices Act (FCPA). The FCPA prohibits any corrupt offer, payment, promise to pay or authorization to pay any money, gift or anything of value to any foreign government official, any foreign political party, or candidate for the purposes of:

•	influencing any act, or failure to act, in such foreign official’s or party’s official capacity; or

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inducing any foreign government official or party to use their influence to affect a decision of a foreign government or agency in order to obtain or retain business for anyone or direct business to anyone.

All employees, whether located in the United States or abroad, are responsible for FCPA compliance and the procedures to ensure FCPA compliance. All managers and supervisory personnel are expected to monitor continued compliance with the FCPA to ensure compliance with the highest moral, ethical and professional standards of the Company.

Any employee who becomes aware of apparent violations of the FCPA should notify the Chief Legal and Compliance Officer immediately. The failure by any employee to comply with the FCPA will result in disciplinary action, up to and including termination. Any question or uncertainty regarding compliance with this policy should be brought to the attention of the Chief Legal and Compliance Officer.

Export Control Laws

As an international company deriving over half its sales from overseas operations, Sunrise Telecom acknowledges that the export, re-export and transfer of goods, or the design, development, and production of many technologies is subject to national security, foreign policy, and anti-terrorism laws and regulations. The Company’s Export Compliance Policy is designed to facilitate the Company operating in a manner that:

•	is in full compliance with the export control laws and regulations of the United States and any other country in which the Company does business;

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•	prevents the unauthorized use, export and transfer of the Company’s products and technical data to prohibited destinations and end users and for prohibited end uses; and

•	minimizes the Company’s liability in the event a partner or customer violates any governmental laws, regulations or policies in that regard.

Any employee who has questions or reason to question the legitimacy of an export transaction should contact the Company’s Chief Legal and Compliance Officer.

Employees must obtain written authorization from the Chief Legal and Compliance Officer before selling goods or providing design, development, or production technology to nationals or countries that have not ratified global weapon, non-proliferation treaties. In general, goods may be sold, and use technology and technology that has been made publicly available, with the exception of cryptography, may be exported to all foreign nationals and territories except those that have been embargoed or sanctioned. Under no circumstances shall employees or agents engage in marketing, service, engineering or sales of products or technology to embargoed or sanctioned territories or prohibited end-users or denied parties.

Employees should contact the Chief Legal and Compliance Officer if they know or have reason to believe that any party (e.g. partners, users, employees, etc.) has or intends to violate United States or local country laws or regulations in this regard. For more information regarding Export Control Laws, please see the Company’s Export Compliance Policy.

Customs, Imports and Border Protection

It is a matter of utmost importance to the Company that, together with its subsidiaries, we fully comply with the customs and trade laws of each jurisdiction in which the Company does business. The Company’s Import Compliance Policy is designed to ensure that the Company is:

•	in full compliance with the import control laws and regulations of the United States and any other country in which the Company does business;

•	properly classifying all goods imported into the United States and other countries pursuant to the Harmonized Tariff Schedule;

•	reflecting the proper valuation and country of origin of all goods imported into the United States and other countries;

•	maintaining accurate documentation and records with respect to all imported goods; and

•	paying all requisite import duties for imported goods.

Customs laws and regulations apply to the importation of all goods into a territory, even if the imports are goods being shipping from one part of Sunrise Telecom to another. Such related-party transactions are often scrutinized more closely than transactions that are more readily

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perceived as arms-length between unrelated parties. Many customs import duties are assessed against imported articles on the basis of value, with duty rates assigned by tariff classification of the article. Customs import duties are a source of revenue and statistical analysis in international trade for the U.S. and other governments. Accordingly, all employees with direct or indirect responsibility for international shipping and receiving must take care to correctly value, classify and appropriately mark the country of origin of all items imported by Sunrise Telecom, including returned material authorizations (RMAs) and demonstration (Demo) equipment. For more information regarding Customs, Imports and Border Protection, see Sunrise Telecom Incorporated Statement of Policy: Compliance with Customs and Trade Law Obligations.

Any employee who becomes aware of apparent violations of customs laws and regulations should notify the Chief Legal and Compliance Officer immediately. Any question or uncertainty regarding compliance with this policy should be brought to the attention of the Company’s Import/Export Compliance Specialist or the Chief Legal and Compliance Officer.

Immigration Laws

The Company requires full compliance with the Immigration Reform and Control Act of 1986 and other laws concerning immigration and the hiring of legally documented workers. The Company recognizes that foreign nationals may be a valuable source of key talent to the Company, but that not all foreign nationals are authorized to work for the Company immediately. In some cases, it may be necessary to obtain a required work authorization from the U.S. Department of Homeland Security or similar government agency in our overseas locations prior to a foreign national working as an employee of the Company.

Any employee who becomes aware of apparent violations of immigration laws should notify the Chief Legal and Compliance Officer immediately. Any question or uncertainty regarding compliance with this policy should be brought to the attention of the Chief Legal and Compliance Officer.

Government Business

Employees should understand that special requirements apply when contracting with government bodies (including national, state, provincial, municipal, or other similar government divisions in foreign jurisdictions). Because government officials are obligated to follow specific codes of conduct and laws, special care must be taken in government procurement. Some key requirements for doing business with a government are:

•	accurately representing which Company products are covered by government contracts;

•	not offering or accepting kickbacks, bribes, gifts, gratuities or anything else of value that may influence favorable treatment from the government official; and

•	not improperly soliciting or obtaining confidential information, such as sealed competitors’ bids, from government officials prior to the award of a contract.

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The Company takes its compliance with the FCPA seriously, and does not allow any improper payments or gifts to government officials or employees or officials or employees of government-affiliated entities, other than Sunrise Telecom logo tokens of appreciation. For more information regarding the FCPA, please refer to that section of this Code.

Political Contributions

No Sunrise Telecom assets, including employees’ work time, use of Company premises, use of Company equipment, or direct monetary payments, may be contributed to any political candidate, party, political action committee (PAC), or ballot measure without the prior written approval of the Ethics Review Board. Of course, employees may participate in any political activity of their choice on an individual basis, with their own money and on their own time.

Special Ethics Obligations of Employees with Financial Reporting Responsibilities: Financial Officer Code of Ethics

As a publicly-traded company, it is critical that Sunrise Telecom’s filings with the SEC be accurate and timely. Depending on their position with the Company, employees may be called upon to provide information to assure that the Company’s public reports are complete, accurate and understandable. The Company expects all personnel to take this responsibility seriously and to provide prompt and accurate responses to legitimate inquiries relating to the Company’s public disclosure requirements and its audits by independent accountants.

The Finance Department bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. The Chief Executive Officer, the Chief Financial Officer, the Controller and other Finance Department personnel have a fiduciary and/or professional duty to adhere to these principles individually, as well as instill and promote, collectively, a culture throughout the Company that ensures the accurate and timely reporting of the Company’s financial results and financial condition.

Because of this special role, the Chief Executive Officer, the Chief Financial Officer, the Controller and all members of Sunrise Telecom’s Finance Department are bound both by the Code and by the following Financial Officer Code of Ethics to do the following:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

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Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to the SEC and other government agencies, and disseminates in other public communications;

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•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated;

•	Except when authorized or otherwise legally obligated to disclose such information, respect the confidentiality of information acquired in the course of his or her work;

•	Not use for personal advantage confidential information acquired in the course of his or her work;

•	Maintain skills and share knowledge important and relevant to Company duties and to stakeholder’s needs;

•	Proactively promote and be an example of ethical behavior to peers, in the work environment and in the community;

•	Ensure responsible use of and control over all company assets and resources employed or entrusted to him or her; and

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Promptly report to the Chief Financial Officer and Chairman of the Audit Committee, as appropriate, any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code or Financial Officer Code, including any transaction or relationship that reasonably could be expected to give rise to such a violation.

Violations of this Financial Officer Code, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in disciplinary action, up to and including, termination of employment. If you believe that a violation of the Financial Officer Code has occurred, please notify Sunrise Telecom’s Chief Legal and Compliance Officer immediately and contact the Chairman of the Audit Committee of the Board of Directors at:

SRTIAuditchair@aol.com, or

by mail at:

SRTI Audit Chairman

PO Box 620833

Woodside, California 94062-0833

It is against Sunrise Telecom policy to retaliate against any employee for good faith reporting of violations of this Financial Officer Code.

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Employee Handbook

The Company also has an Employee Handbook containing information about its worldwide employment policies and practices. The Company expects each employee to read the Handbook and this Code carefully, as they are important references for understanding the Company’s standards of conduct and potential courses of action in various employment situations. For more information on this topic, please see the Company’s Employee Handbook.

Education and Training

The Company wants all Sunrise Telecom employees to know and understand the Code and the subject matter thereof. The Company, therefore, has developed a comprehensive set of online training modules designed to facilitate each employee’s awareness and comprehension of this subject matter. Each of the Company’s employees is expected to periodically attend and complete the online training. To supplement employee awareness and comprehension of these matters, the Company’s Chief Legal and Compliance Officer and other Company personnel may from time-to-time hold in-person training sessions and will otherwise make themselves available to answer questions from employees.

Awards

Sunrise Telecom has also adopted an Excellence in Ethics Award Program designed to recognize individuals for the exemplary implementation of, and/or adherence to, the Company’s Code and other compliance policies and procedures. Any manager may nominate to the Company’s Chief Legal and Compliance Officer for consideration any one employee per calendar quarter based on exemplary conduct. For more information on this topic, please see the Company’s Excellence in Ethics Award Program.

Personal Responsibility

Every employee is responsible for his or her own conduct. No one has the authority to make another employee violate this Code, and any attempt to direct or otherwise influence another employee to violate this Code is unacceptable and a violation of the Code itself. Management sets an example for employees. The Company requires all employees, including management, to know and understand the Code, as it applies personally to them and to those under their supervision.

Enforcement

By broadly outlining principles of legal and ethical business conduct, the Company hopes that its employees, officers and directors will be able to avoid ethics problems and the enforcement actions that follow if ethics problems are ignored. However, should a violation of this Code occur, violators should expect disciplinary action, up to and including, termination. In some instances, violations of the Code also may result in civil and criminal prosecution, fines, and/or imprisonment.

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Reporting Illegal or Unethical Behavior

Employees are encouraged to talk to their managers, Human Resources representative, the Legal Department or other appropriate personnel specifically mentioned in this Code concerning observed illegal or unethical behavior, and when in doubt the best course of action to follow. The Company has also installed a phone- and Internet-based ethics and compliance reporting system, called EthicsPoint, to enhance communication and promote ethical behavior. Reports can be made through EthicsPoint’s 24-hour Web site at www.ETHICSPOINT.com or by phone in English and other languages by dialing 888-428-2301 in the U.S. and Canada or various other numbers found on the Web site corresponding to other countries. It is the policy of the Company not to retaliate for reports of misconduct by others made in good faith. Employees also are expected to cooperate in internal investigations of misconduct.

Waivers

Any waiver of this Code for officers or directors may be made only by the Board or a Board Committee and will be promptly disclosed as required by law and/or stock exchange regulation.

Adoption

This Code is adopted effective immediately and applies to all employees, independent contractors or consultants, officers and directors of Sunrise Telecom worldwide, including direct and indirect subsidiaries.

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Code of Business Conduct and Ethics

Employee Review Acknowledgement

I have carefully read the Sunrise Telecom Code of Business Conduct and Ethics and acknowledge that I understand and agree to comply with the Code and its provisions. I acknowledge that violating this Code and its provisions could lead to disciplinary action against me by Sunrise Telecom, up to and including termination of my employment. In addition, I acknowledge that by violating this Code and its provisions I could subject myself and Sunrise Telecom, as the case may be, to civil and criminal fines and penalties, including prison time.

Signature

Name (Please print)	Date

Please complete and return this ACKNOWLEDGMENT form by mail, facsimile, or email to:

Sunrise Telecom Incorporated

Attn: Legal Department

302 Enzo Drive

San Jose, CA 95138 USA

Fax: 408-360-1212

Email: kwilliams@sunrisetelecom.com

Revision Date: August 2008